Exhibit 99.1

July 16, 2026

The Manager - Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Manager - Listing

BSE Limited

(BSE: 507685)

The Market Operations

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Outcome of Board Meeting

The Board of Directors (“Board”) of Wipro Limited (“Company”), have at their meeting held over July 15-16, 2026, considered and approved the following:

1.	Financial results of the Company for the quarter ended June 30, 2026, as per Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

2.

Payment of interim dividend of ₹ 2 per equity share of par value ₹ 2 each to the Members of the Company as on July 27, 2026, being the Record Date. The payment of Interim Dividend will be made on or before August 14, 2026.

Please find enclosed the Audited Standalone and Consolidated financial results under lndAS and Audited Consolidated financial results under IFRS for the quarter ended June 30, 2026, together with the Auditor’s Report, as approved by the Board today. The financial results are also being made available on the Company’s website at www.wipro.com.

The Board Meeting commenced on July 15, 2026 at 3:45 PM. The Board of Directors finally approved the financial results for the said period at their meeting held on July 16, 2026, which concluded at 3:40 PM.

Thanking You,

For Wipro Limited

M Sanaulla Khan

Company Secretary

Chartered Accountants 13 to 22nd floor, Prestige Trade Tower, 46, Palace Road, Sampangiram Nagar, Bengaluru Urban Bengaluru-560001 Karnataka, India Tel: +91 806 188 6000 Fax: +91 806 188 6011

INDEPENDENT AUDITOR’S REPORT ON THE AUDIT OF STANDALONE FINANCIAL RESULTS

TO THE BOARD OF DIRECTORS OF WIPRO LIMITED

Opinion

We have audited the accompanying Statement of Standalone Financial Results of WIPRO LIMITED (“the Company”), for three months ended June 30, 2026 (the “Statement”/ “Standalone Financial Results”), being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “LODR Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Standalone Financial Results:

a.	are presented in accordance with the requirements of Regulation 33 of the SEBI LODR Regulations, 2015 as amended ; and

b.

gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act 2013 (“the Act”) read with relevant rules issued thereunder and other accounting principles generally accepted in India of the net profit and other comprehensive income and other financial information of the Company for the three months ended June 30, 2026.

Basis for Opinion

We conducted our audit of the Standalone Financial Results in accordance with the Standards on Auditing (“SAs”) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Standalone Financial Results section below. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the Standalone Financial Results under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethica l responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s and Board of Directors’ Responsibilities for the Statement

This Statement, which is the responsibility of the Company’s Board of Directors, and has been approved by them for the issuance. The Statement has been compiled from the related audited Interim Condensed Standalone Financial Statements for the three months ended June 30, 2026. The Company’s Board of Directors are responsible for the preparation and presentation of the Standalone Financial Results that give a true and fair view of the net profit/loss and other comprehensive income and other financial information

Regd. Office: One International Center, Tower 3, 32nd Floor, Senapati Bapat Marg, Elphinstone Road (West), Mumbai-400 013, Maharashtra, India. Deloitte Haskins & Sells LLP is registered with Limited Liability having LLP identification No: AAB-8737 of the Company in accordance with the recognition and measurement principles laid down in the Ind AS 34 prescribed under Section 133 of the Act read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the LODR regulation. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Standalone Financial Results that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the Standalone Financial Results, the Management and Board of Directors is responsible for assessing the Company’s ability, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors is also responsible for overseeing the financial reporting process of the company.

Auditor’s Responsibilities for the Audit of the Standalone Financial Results

Our objectives are to obtain reasonable assurance about whether the Standalone Financial Results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Standalone Financial Results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the Standalone Financial Results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls.

•

Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors and Management.

•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the LODR Regulations.

•

Conclude on the appropriateness of the Board of Director and Management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Statement or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the Standalone Financial Results, including the disclosures, and whether the Standalone Financial Results represent the underlying transactions and events in a manner that achieves fair presentation .

•	Obtain sufficient appropriate audit evidence regarding the Standalone Financial Results of the Company to express an opinion on the Standalone Financial Results.

Materiality is the magnitude of misstatements in the Standalone Financial Results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Standalone Financial Results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Standalone Financial Results.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal financial controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm’s Registration No. 117366W/W- 100018)

/s/ Anand Subramanian
Anand Subramanian
Partner
(Membership No. 110815)
UDIN:

Bengaluru, July 16, 2026

WIPRO LIMITED

CIN- L32102KA1945PLC020800 ; Registered Office : Wipro Limited, Doddakannelli, Sarjapur Road,

Bengaluru-560035, India

Website : www.wipro.com ; Email : info@wipro.com ; Tel:+91-80-2844 0011; Fax : +91-80-2844 0054

AUDITED STANDALONE FINANCIAL RESULTS FOR THE THREE MONTHS

ENDED JUNE 30, 2026 UNDER Ind AS

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended			Year ended
	Particulars	June 30, 2026	March 31, 2026	June 30, 2025	March 31, 2026
	Income
I	Revenue from operations	184,182	183,628	171,954	713,451
II	Other income	8,674	7,861	20,423	47,491

III	Total Income (l+II)	192,856	191,489	192,377	760,942

IV	Expenses
	a) Purchase of stock-in-trade	129	1,150	268	3,352
	b) Changes in inventories of stock-in-trade	87	205	134	148
	c) Employee benefits expense	98,563	96,853	94,992	388,809
	d) Finance costs	3,201	2,918	2,461	10,959
	e) Depreciation, amortisation and impairment expense	3,594	3,488	3,621	14,182
	f) Sub-contracting and technical fees	35,358	33,564	31,081	126,442
	g) Facility expenses	3,263	3,229	3,356	12,542
	h) Travel	3,390	3,048	3,201	11,447
	i) Communication	607	593	558	2,333
	j ) Legal and professional charges	1,873	1,615	1,004	6,075
	k) Software license expense for internal use	5,129	4,529	4,011	17,331
	l) Marketing and brand building	748	831	777	3,031
	m) Other expenses	(56)	(1,316)	1,737	5,239

	Total Expenses (IV)	155,886	150,707	147,201	601,890

V	Profit before tax (Ill-IV)	36,970	40,782	45,176	159,052
VI	Tax expense
	a) Current tax	9,089	11,002	8,959	38,349
	b) Deferred tax	(776)	(591)	(744)	(593)

	Total tax expense (VI)	8,313	10,411	8,215	37,756

VII	Profit for the period (V-VI)	28,657	30,371	36,961	121,296

VIII	Other comprehensive income (OCI)
	Items that will not be reclassified to profit or loss:
	Re-measurements of the defined benefit plans, net	369	395	(183)	222
	Net change in fair value of investment in equity instruments measured at fair value through OCI	8	(7)	(1)	134
	Income taxes relating to items that will not be reclassified to profit or loss	(94)	(94)	45	(49)
	Items that will be reclassified to profit or loss:
	Net change in time value of option contracts designated as cash flow hedges	241	175	(361)	73
	Net change in intrinsic value of option contracts designated as cash flow hedges	1,194	(941)	225	(1,622)
	Net change in fair value of forward contracts designated as cash flow hedges	4,692	(4,548)	45	(7,478)
	Net change in fair value of investment in debt instruments measured at fair value through OCI	590	(1,887)	700	(2,413)
	Income taxes relating to items that will be reclassified to profit or loss	(1,524)	1,505	(90)	2,468

	Total other comprehensive income for the period, net of taxes	5,476	(5,402)	380	(8,665)

IX	Total comprehensive income for the period (VII+VIII)	34,133	24,969	37,341	112,631

1

X	Paid up equity share capital (Par value ₹2 per share)	19,807	20,977	20,965	20,977
XI	Reserve excluding revaluation reserves as per balance sheet				615,820
XII	Earnings per equity share
	(Equity shares of par value ₹2/- each)
	(EPS for the three months ended periods are not annualised)
	Basic (in ₹)	2.74	2.90	3.53	11.59
	Diluted (in ₹)	2.74	2.89	3.52	11.55

1.

The audited standalone financial results for the three months ended June 30, 2026 have been approved by the Board of Directors of the Company at its meeting held on July 16, 2026. The Company confirms that its statutory auditors, Deloitte Haskins & Sells LLP have issued audit report with unmodified opinion on the standalone financial results for the three months ended June 30, 2026.

2.

The above audited standalone financial results have been prepared on the basis of the audited interim condensed standalone financial statement . which are prepared in accordance with Indian Accounting Standards (“ Ind AS”), the provisions of the Companies Act,2013 (“the Companies Act”). as applicable and guidelines issued by the Securities and Exchange Board of India (“SEBI’’). The Ind AS are prescribed under Section 133 of the Companies Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and amendments issued thereafter. All amounts included in the standalone financial results (including notes) are reported in millions of Indian Rupees (₹ in millions) except share and per share data, unless otherwise stated.

3.

The Company publishes these standalone financial results along with the consolidated financial results. In accordance with Ind AS 108, “Operating Segments”, the Company has disclosed the segment information in the interim condensed consolidated financial statements and is incorporated in the consolidated financial results.

4.	Gain/(loss) on sale of property, plant and equipment, for the year ended March 31, 2026, includes gain on transfer of building on ₹ 405.

5.	Other expenses includes reversal of impairment in the value of investment in subsidiary of ₹ 1,608 for the three months and year ended March 31, 026.

6.

Employee benefits expense includes impact of past service cost on gratuity and remeasurement of leave encashment due to implementation of new labour code amounting to ₹ (353) for the three months ended March 31, 2026 and ₹ 2,562 for the year ended March 31, 2026.

7.	Buyback of equity shares

On April 16, 2026, the Board of Directors approved a proposal to Buyback up to 600,000,000 fully paid-up equity shares of ₹ 2 each (representing up to 5.7% of the number or equity shares in the paid-up equity share capital as at March 31, 2026) from the shareholders of the Company on a proportionate basis by way of a tender offer at a price of ₹ 250 per equity share for an aggregate amount not exceeding ₹ 150,000 (“Buyback”), in accordance with the provisions contained in the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018, as amended and the Companies Act, 2013 and rules made thereunder (“Buyback Regulations” ), Subsequently, the shareholders of the Company approved the Buyback, by way of a special resolution, through a postal ballot.

In accordance with the provisions of the Buyback Regulations, the Letter of offer for the Buyback was filed with SEBI on June 9, 2026, and tender period for Buyback opened on June 11, 2026, and closed on June 17, 2026. The settlement of all valid bids was completed on June 24, 2026, and the equity shares bought back were extinguished on June 25, 2026.

During the three months ended June 30, 2026, the Company concluded the buyback of 600,000,000 equity shares (at a price of ₹ 250 per equity share) as approved by the Board of Directors on April 16, 2026. This has resulted in a total cash outflow of ₹ 150,497 (including transaction costs related to buyback on 497) . In line with the requirement of the Companies Act,2013, an amount of ₹ 8,457 and ₹ 141,543 has been utilised from share premium and retained earnings respectively. Further, capital redemption reserve (included in other reserves) of ₹ 1,200 (representing the nominal value of the shares bought back) has been created as an apportionment from retained earnings. Consequent to such buyback, the paid-up equity share capital has reduced by ₹ 1,200.

8.	Events after the reporting period

The Board of Directors in their meeting held on July 16, 2026, declared an interim dividend of ₹ 2/- (U.S.$ 0.02) per equity share and ADR (100% on an equity share of par value of ₹ 2/-).

By order of the Board.	For, Wipro Limited /s/ Rishad A. Premji

Place: Bengaluru	Rishad A. Premji
Date: July 16, 2026	Chairman

2

Chartered Accountants 13 to 22nd floor, Prestige Trade Tower, 46, Palace Road, Sampangiram Nagar, Bengaluru Urban Bengaluru-560001 Karnataka, India Tel: +91 806 188 6000 Fax: +91 806 188 60ll

INDEPENDENT AUDITOR’S REPORT ON THE AUDIT OF CONSOLIDATED FINANCIAL RESULTS

TO THE BOARD OF DIRECTORS OF WIPRO LIMITED

Opinion

We have audited the accompanying Statement of Consolidated Financial Results of WIPRO LIMITED (the “Company”) and its subsidiaries (the Company and its subsidiaries together referred to as “the Group”) for the three months ended June 30, 2026 (“the Statement”/” Consolidated Financial Results”) being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“the LODR Regulations”) .

In our opinion and to the best of our information and according to the explanations given to us the Consolidated Financial Results:

a.	includes the financial results of the entities as listed in note 5 to the Statement;

b.	is presented in accordance with the requirements of Regulation 33 of the SEBI LODR Regulations, 2015 as amended; and

c.

gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act 2013 (“the Act”) read with relevant rules issued thereunder and other accounting principles generally accepted in India of the consolidated net profit and consolidated other comprehensive income and other financial information of the Group for the three months ended June 30, 2026.

Basis for Opinion

We conducted our audit of the Consolidated Financial Results in accordance with the Standards on Auditing (“SAs”) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Results section below. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the Consolidated Financial Results under the provisions of the Act and the Rules thereunder and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s and Board of Directors’ Responsibilities for the Statement

This Statement, which is the responsibility of the Company’s Board of Directors and has been approved by them for the issuance. The Statement has been compiled from the related audited interim condensed consolidated financial statements. The Company’s Board of Directors are responsible for the preparation and presentation of the Consolidated Financial Results that give a true and fair view of the consolidated net profit/loss and consolidated other comprehensive

Regd. Office: One International Center, Tower 3, 32nd Floor, Senapati Bapat Marg, Elphinstone Road (West), Mumbai-400 013, Maharashtra, India. Deloitte Haskins & Sells LLP is registered with Limited Liability having LLP identification No : AAB-8737 income and other financial information of the Group in accordance with the recognition and measurement principles laid down in the Ind AS 34, prescribed under Section 133 of the Act, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the LODR Regulations.

The respective Board of Directors of the companies included in the Group are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of Consolidated Financial Results by the Directors of the Company, as aforesaid.

In preparing the Consolidated Financial Results, the respective Management and Board of Directors of the companies included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate their respective entities or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the companies included in the Group are responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Results

Our objectives are to obtain reasonable assurance about whether the Consolidated Financial Results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Consolidated Financial Results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the Consolidated Financial Results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls.

•

Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors and Management.

•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the LODR Regulations.

•

Conclude on the appropriateness of the Board of Director and Management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Consolidated Financial Results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the Consolidated Financial Results, including the disclosures, and whether the Consolidated Financial Results represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial results of the entities within the Group to express an opinion on the Consolidated Financial Results. We are responsible for the direction, supervision and performance of the audit of financial information of entities included in the Consolidated Financial Results.

Materiality is the magnitude of misstatements in the Consolidated Financial Results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Consolidated Financial Results may be influenced . We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Consolidated Financial Results.

We communicate with those charged with governance of the Company regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal financial controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm’s Registration No. 117366W/W-100018)

/s/ Anand Subramanian
Anand Subramanian
Partner
(Membership No. 110815)
UDIN:

Bengaluru, July 16, 2026

WIPRO LlMITED

CIN: L32l02KA1945PLC020800 ; Registered Office : Wipro Limited, Doddakannelli, Sarjapur Road,

Bengaluru - 560035, India

Website: www.wipro.com ; Email id – info@wipro.com ; Tel: +91-80-2844 0011 ; Fax: +91-80-2844 0054

AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE THREE MONTHS

JUNE 30, 2026 UNDER IND AS

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended			Year ended
	Particulars	June 30, 2026	March 31, 2026	June 30, 2025	March 31, 2026
	Income
I	Revenue from operations	244,786	242,363	221,346	926,240
II	Other income	9,790	8,542	10,665	38,737

III	Total Income (I+II)	254,576	250,905	232,011	964,977

IV	Expenses
	a) Purchases of stock-in-trade	1,235	1,678	545	5,755
	b) Changes in inventories of stock-in-trade	(349)	237	121	171
	c) Employee benefits expense	147,531	143,408	134,275	555,855
	d) Finance costs	4,728	3,701	3,608	14,577
	e) Depreciation, amortisation and impairment expense	8,044	7,285	6,855	29,107
	f) Sub-contracting and technical fees	28,787	27,925	25,578	107,668
	g) Facility expenses	4,313	4,082	4,198	15,886
	h) Travel	4,181	3,702	3,788	13,882
	i) Communication	899	895	797	3,414
	j) Legal and professional charges	3,161	2,661	1,889	10,199
	k) Software license expense for internal use	6,303	5,805	4,961	21,720
	I) Marketing and brand building	1,153	923	883	3,480
	m) Lifetime expected credit loss/ (write-back)	(152)	(144)	502	2,838
	n) Other expenses	1,392	2,098	1,478	7,260

	Total Expenses	211,226	204,256	189,478	791,812

V	Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	(5)	27	50	257
VI	Profit before tax (III-IV+V)	43,345	46,676	42,583	173,422
VII	Tax expense
	a) Current tax	10,207	13,001	10,051	42,665
	b) Deferred tax	(425)	(1,541)	(833)	(1,898)

	Total tax expense	9,782	11,460	9,218	40,767

VIII	Profit for the period (VI-VII)	33,563	35,216	33,365	132,655

IX	Other comprehensive income (OCI)
	Items that will not be reclassified to profit or loss:
	Remeasurements of the defined benefit plans, net	512	462	(317)	142
	Net change in fair value of investment in equity instruments measured at fair value through OCI	303	(964)	(1)	(1,452)
	Deferred taxes relating to items that will not be reclassified to profit or loss	237	(98)	88	(6)
	Items that will be reclassified to profit or loss:
	Foreign currency translation differences relating to foreign operations	(1,152)	21,383	6,566	46,126
	Net change in time value of option contracts designated as cash flow hedges	241	175	(361)	73
	Net change in intrinsic value of option contracts designated as cash flow hedges	1,194	(941)	225	(1,622)
	Net change in fair value of forward contracts designated as cash flow hedges	4,890	(4,809)	(4)	(7,902)
	Net change in fair value of investment in debt instruments measured at fair value through OCI	590	(1,887)	700	(2,413)
	Deferred taxes relating to items that will be reclassified to profit or loss	(1,574)	1,571	(77)	2,576

	Total other comprehensive income for the period, net of taxes	5,241	14,892	6,819	35,522

	Total comprehensive income for the period (VIII+IX)	38,804	50,108	40,184	168,177

X	Profit for the period attributable to:
	Equity holders of the Company	33,520	35,018	33,304	131,974

1

	Non-controlling interests	43	198	61	681

		33,563	35,216	33,365	132,655

	Total comprehensive income for the period attributable to:
	Equity holders of the Company	38,764	49,765	40,120	167,250
	Non-controlling interests	40	343	64	927

		38,804	50,108	40,184	168,177

XI	Paid up equity share capital (Par value ₹ 2 per share)	19,807	20,977	20,965	20,977

XII	Reserves excluding revaluation reserves and Non-controlling interests as per balance sheet				859,206

XIII	Earnings per equity share (EPS)
	(Equity shares of par value ₹ 2/- each) (EPS for the three months periods are not annualised) Basic (in ₹)	3.20	3.34	3.18	12.60
	Diluted (in ₹)	3.20	3.33	3.17	12.56

1.

The audited consolidated financial results of the Company for the three months June 30, 2026, have been approved by the Board of Directors of the Company at its meeting held on July 16, 2026. The Company confirms that its statutory auditors, Deloitte Haskins & Sells LLP have issued audit reports with unmodified opinion on the consolidated financial results for the three months ended June 30, 2026.

2.

The above audited consolidated financial results have been prepared on the basis of the audited interim condensed consolidated financial statements for the three months ended June 30, 2026. which are prepared in accordance with Indian Accounting Standards (“Ind AS”), the provisions of the Companies Act, 2013 (“the Companies Act”), as applicable and guidelines issued by the Securities and Exchange Board of India (“SEBI”). The Ind AS are prescribed under Section 133 of the Companies Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and amendments issued thereafter. All amounts included in the consolidated financial results (including notes) are reported in millions of Indian rupees( ₹ in millions) except share and per share data, unless otherwise stated.

3.	Gain/(loss) on sale of property, plant and equipment for the year ended March 31, 2026, includes gain on transfer of building of ₹ 405.
4.

Employee benefits expense includes impact of past service cost on gratuity and remeasurement of leave encashment due to implementation of new labour code amounting to ₹ (272) for the three months ended March 31, 2026, and ₹ 2,756 for the year ended March 31, 2026.

5.	List of subsidiaries, associate and joint venture as at June 30, 2026 are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
Attune Consulting India Private Limited			India	100.00%
Capco Technologies Private Limited			India	100.00%
Wipro Chengdu Limited			China	8.96%
Wipro Holdings (UK) Limited	Wipro Technologies SRL		U.K. Romania	100.00% ^
Wipro IT Services Bangladesh Limited			Bangladesh	100.00%
Wipro IT Services UK Societas			U.K.	100.00%
	Capco Consulting Middle East FZE		UAE	100.00%
	Designit A/S Wipro Bahrain Limited Co. W.L.L	Designit Denmark A/S Designit Germany GmbH Designit Oslo A/S Designit Spain Digital, S.L.U	Denmark Denmark Germany Norway Spain	100.00% 100.00% 100.00% 100.00% 100.00%
		Designit T.L.V Ltd.	Israel Bahrain	100.00% 100.00%
	Wipro Czech Republic IT Services s.r.o.		Czech Republic	100.00%
	Wipro CRM Services		Belgium	100.00%
		Wipro 4C Consu lting France SAS	France	100.00%
		Wipro CRM Services B.V.	Netherlands	100.00%
		Wipro CRM Services ApS	Denmark	100.00%
		Wipro CRM Services UK Limited	U.K.	100.00%
	Grove Holdings 2 S.á.r.l		Luxembourg	100.00%
		Capco Solution Services GmbH	Germany	100.00%
		The Capital Markets Company	Italy	100.00%
		ltaly Srl
		Capco Brasil Servicos E	Brazil	99.99%
		Consultoria Ltda

2

		The Capital Markets Company	Belgium	100.00%
		BV (1)
	PT. WT Indonesia		Indonesia	99.60%
	Rainbow Software LLC		Iraq	100.00%
	Wipro Arabia Co. Limited		Saudi Arabia	66.67%
		Women’s Business Park	Saudi Arabia	100.00%
		Technologies Limited
	Wipro Doha LLC		Qatar	100.00%
	Wipro Financial Outsourcing		U.K.	100.00%
	Services Limited
		Wipro UK Limited	U.K.	100.00%
	Wipro Gulf LLC		Sultanate of Oman	99.98%
	Wipro Information Technology		Netherlands	100.00%
	Netherlands BV.
		Wipro Gulf LLC	Sultanate of Oman	0.02%
		Wipro Technologies SA	Argentina	2.62%
		Wipro (Thailand) Co. Limited	Thailand	0.03%
		Wipro Technologies GmbH	Germany	14.87%
		Wipro Do Brasil Sistemas De	Brazil	0.07%
		Informatica Lida
		Wipro do Brasil Technologia	Brazil	99.44%
		Lida(1) Wipro Information Technology	Kazakhstan	100.00%
		Kazakhstan LLP
		Wipro Outsourcing Services	Ireland	100.00%
		(Ireland) Limited
		Wipro Portugal S.A.(1)	Portuga	100.00%
		Wipro Solutions Canada Limited	Canada	100.00%
		Wipro Technologies Limited	Russia	99.99%
		Wipro Technologies Peru SAC	Peru	99.98%
		Wipro Technologies W.T.	Costa Rica	100.00%
		Sociedad Anonima
		Wipro Technology Chile SPA	Chile	100.00%
		Applied Value Technologies B.V.	Netherlands	100.00%
	Wipro IT Service Ukraine, LLC		Ukraine	100.00%
	Wipro IT Service Poland SP Z.O.O		Poland	100.00%
	Wipro IT Services S.R.L.		Romania	100.00%
	Wipro Regional Headquarters		Saudi Arabia	100.00%
	Wipro Technologies Australia Pty		Australia	100.00%
	Ltd
		Wipro Ampion Holdings Pty	Australia	100.00%
		Ltd (1)
	Wipro Technologies SA		Argentina	97.38%
	Wipro Technologies SA DE CV		Mexico	91.08%
	Wipro Technologies South Africa		South Africa	69.42%
	(Proprietary) Limited
		Wipro Technologies Nigeria	Nigeria	99.84%
		Limited
	Wipro Technologies SRL		Romania	100.00%
	Wipro (Thailand) Co. Limited		Thailand	99.97%
	Wipro Shanghai Limited		China	84.63%
	Wipro Technologies Nigeria Limited		Nigeria	0.16%
	Wipro Technologies Limited		Russia	0.01%
	Wipro Technologies Peru SAC		Peru	0.02%
Wipro Japan KK			Japan	100.00%
Wipro Networks Pte Limited			Singapore	100.00%
	Applied Value Technologies Pte.		Singapore	100.00%
	Limited
	Wipro Chengdu Limited		China	91.04%
	PT. WT Indonesia		Indonesia	0.40%
	Wipro (Thailand) Co . Limited		Thailand	^
	Wipro (Dalian) Limited		China	100.00%

3

	Wipro Technologies SDN BHD		Malaysia	100.00%
	Wipro (Tianjin ) Limited		China	100.00%
	Mindsprint Pte Ltd. (4)		Singapore	100.00%
		Mindsprint Digital India Pvt. Ltd.	India	99.99%
		Mindsprint UK Limited	UK	100.00%
		Mindsprint Solutions Company (1)	Saudi Arabia	100.00%
		Mindsprint Malaysia SDN BHD	Malaysia	100.00%
	Mindsprint Digital India Pvt. Ltd . (4)		India	0.01%
Wipro Philippines, Inc.			Philippines	100.00%
Wipro Shanghai Limited			China	15.37%
Wipro Travel Services Limited			India	100.00%
Wipro, LLC			USA	100.00%
	Wipro Technologies SA DE CV		Mexico	8.92%
	Wipro Gallagher Solutions, LLC		USA	100.00%
	Wipro Insurance Solutions, LLC		USA	100.00%
	Wipro IT Services, LLC		USA	100.00%
		Aggnc Global Inc. (2)	USA	80.00%
		Edgilc. LLC	USA	100.00%
		HealthPlan Services, Inc. (1)	USA	100.00%
		lnfocrossing, LLC	USA	100.00%
		International TechneGroup	USA	100.00%
		Incorporated (1)
		Wipro NextGen Enterprise Inc. (1)	USA	100.00%
		Rizing Intermediate Holdings,	USA	100.00%
		Inc. (1)
		Wipro Appirio, Inc. (1)	USA	100.00%
		Wipro Designit Services. Inc. (1)	USA	100.00%
		Wipro Telecom Consulting LLC	USA	100.00%
		Wipro VLSI Design Services, LLC	USA	100.00%
		Applied Value Technologies, Inc.	USA	100.00%
		Wipro Business Services LLC	USA	100.00%
		The Capital Markets Company,	USA	100.00%
		LLC (1)
Aggne Global IT Services Private Limited (3)			India	80.00%
Wipro, Inc.			USA	100.00%
	Wipro Life Science Solutions, LLC		USA	100.00%
Wipro Connected Services, Inc.			USA	100.00%
	Wipro Connected Services		Mauritius	100.00%
	Mauritius Pvt Ltd
		Connected Services Corporation	India	98.40%
		Wipro India Private Limited
	Connected Services Corporation		India	1.60%
	Wipro India Private Limited
	Wipro Connected Services		USA	100.00%
	Engineering Corp.
	Wipro Connected Services UK		UK	100.00%
	Limited
		Harman Connected Services	Morocco	100.00%
		Morocco
	Wipro Connected Services US		USA	100.00%
	Midco LLC
		Wipro Connected Services AB	Sweden	100.00%
		(Formerly known as Harman
		Connected Services AB) (1)
The Wipro SA Broad Based
Ownership Scheme Trust
	Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD			100.00%

4

Wipro Technologies South Africa (Proprietary) Limited	South Africa	30.58%

^ Value is less than 0.0 1%

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD’ incorporated in South Africa and Wipro Foundation in India.

(4)	The Company, through its subsidiary, has acquired 100% shareholding in Mindsprint Pte. Ltd. and its subsidiaries, effective May 15, 2026.
(3)	The Company has acquired an additional 20% stake in Aggne Global IT Services Private Limited, with effect from June 18, 2026.
(2)	The step-down subsidiary of the Company, Wipro IT Services, LLC has acquired an additional 20% stake in Aggne Global Inc., with effect from June 1, 2026.
(1)

Step Subsidiary details of The Capital Markets Company LLC, HealthPlan Services, Inc., International TechneGroup Incorporated, Wipro NextGen Enterprise Inc., Rizing Intermediate Holding, Inc., The Capital Markets Company BY, Wipro Ampion Holdings Pty Ltd, Wipro Appirio, Inc., Wipro Designit Services, lnc., Wipro do Brasil Technologia Ltda, Wipro Portugal S.A., Wipro Connected Services AB and Mindsprint Solutions Company are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
The Capital Markets Company, LLC	Capco Consulting Services LLC		USA USA	100.00%

HealthPlan Services, Inc.	HealthPlan Services Insurance Agency, LLC		USA USA	100.00%

International TechneGroup Incorporated	International TechneGroup Ltd. ITI Proficiency Ltd Mech Works S.R. L.		USA U.K. Israel Italy	100.00% 100.00% 100.00%

Wipro NextGen Enterprise Inc .	LeanSwift AB		USA Sweden	100.00%

Rizing Intermediate Holdings, Inc.	Rizing Lanka (Private) Ltd Rizing Solutions Canada Inc. Rizing LLC	Attune Netherlands B.V. (5) Rizing B.V. Rizing Consulting Ireland Limited Rizing Consulting Pty Ltd. Rizing Geospatial LLC Rizing GmbH Rizing Limited Rizing Pte Ltd. (5)	USA Sri Lanka Netherlands Canada USA Netherlands Ireland Australia USA Germany U.K. Singapore	100.00% 100.00% 100.00% 100.00% 100.00% 100.00% 100.00% 100.00% 100.00% 100.00% 100.00%
The Capital Markets Company BV			Belgium
	CapAfric Consultancy (Pty)		South Africa	100.00%
	Ltd Capco Belgium BV		Belgium	100.00%
		The Capital Markets Company s.r.o	Slovakia	15.00%
		Capco Consultancy (Thailand) Ltd	Thailand	0.04%

	Capco Consultancy (Malaysia) Sdn. Bhd		Malaysia	100.00%

	Capco Consultancy (Thailand) Ltd		Thailand	99.92%

	Capco Consulting Singapore Pte. Ltd		Singapore	100.00%

	Capco Greece Single Member P. C		Greece	100.00%

	Capco Poland sp. z.o.o		Poland	100.00%
	The Capital Markets Company (UK) Ltd		U.K.	100.00%

		Capco Consultancy (Thailand) Ltd	Thailand	0.04%
		The Capital Markets Company Limited	Hong Kong	0.01%
	The Capital Markets Company GmbH		Germany	100.00%
		Capco Austria GmbH	Austria	100.00%
	The Capital Markets Company Limited		Hong Kong	99.99%
	The Capital Markets Company Limited		Canada	100.00%
		Capco Brasil Servicos E Consultoria Ltda	Brazil	0.01%
	The Capital Markets Company S.á.r.l		Switzerland	100.00%
		Andrion AG	Switzerland	100.00%
	The Capital Markets Company S.A.S		France	100.00%
	The Capital Markets Company s.r.o		Slovakia	85.00%
Wipro Ampion Holdings Pty Ltd	Wipro Revolution IT Pty Ltd Wipro Shelde Australia Pty Ltd		Australia Australia Australia	100.00% 100.00%
Wipro Appirio, Inc.	Wipro Appirio (Ireland) Limited Topcoder, LLC	Wipro Appirio UK Limited	USA Ireland U.K. USA	100.00% 100.00% 100.00%
Wipro Designit Services, Inc.	Wipro Designit Services Limited		USA Ireland	100.00%
Wipro do Brasil Technologia Ltda	Wipro do Brasil Servicos Ltda Wipro Do Brasil Sistemas De Informatica Ltda		Brazil Brazil Brazil	100.00% 96.84%

Wipro Portugal S.A.	Wipro do Brasil Technologia Ltda Wipro Do Brasil Sistemas De Informatica Ltda Wipro Technologies GmbH	Wipro Business Solutions GmbH (5) Wipro IT Services Austria GmbH	Portugal Brazil Brazil Germany Germany Austria	0.56% 3.09% 85.13% 100.00% 100.00%

Wipro Connected Services AB (Formerly known as Harman Connected Services AB)			Sweden

	Wipro Connected Services Solutions (Chengdu) Co. Ltd.(Formerly known as Harman Connected Services Solutions (Chengdu) Co. Ltd.)		China	100.00%
Mindsprint Solutions Company			Saudi Arabia
	Mindsprint Inc.		USA	100.00%

(5)	Step Subsidiary details of Attune Netherland ands B.V., Rizing Pte Ltd. and Wipro Business Solutions GmbH are as follows:

Subsidiaries	Subsidiaries	Subsidiaries		Country of Incorporation
Attune Netherlands B.V.	Rizing Germany GmbH Attune ltalia S.R.L Attune UK Ltd.		Netherlands Germany Italy U.K.	100.00% 100.00% 100.00%
Rizing Pte Ltd.	Rizing New Zealand Ltd. Rizing Philippines Inc. Rizing SDN BHD Rizing Solutions Pty Ltd		Singapore New Zealand Philippines Malaysia Australia	100.00% 100.00% 100.00% 100.00%

6

Wipro Business Solutions GmbH		Germany
	Wipro Technology Solutions S. R.L	Romania	100.00%

As at June 30, 2026, Wipro, LLC held 43.7% intcresl in Drivestrcam Inc. and Wipro IT Services LLC held 27% inleresl in SDVcrse LLC, accounted for using the equity method.

The list of controlled trusts are:

Name of the entity	Country of incorporation
Mlipro Equity Reward Trust	India
Wipro Foundation	India

6.	Segment information:

The Company is organized into the following operating egments: IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT services offerings to customers organized by four lrategic Market Units (“SMUs”) -Americas 1, Americas 2, Europe and Asia Pacific Middle East and Africa (“APMEA”).

Americas 1 and Americas 2 are organized by industry sector. while Europe and APMEA are organized by countries.

Effective April 1, 2026, the customers across Latin America and Canada are aligned with the respective industry sectors in Americas 1 and Americas 2. Additionally, Hi-tech sector and airports as a sub-sector for Americas are now subsumed under existing sectors of Americas 1. Prior period comparables are readjusted to reflect this change.

Americas 1 includes the following industry sector in the United States of America, Latin America and Canada: Communication, Media and Networks. Technology Software and Gaming, Technolog New Age, Health and Consumer. Americas 2 includes the following industry sectors in the United States of America, Latin America, and Canada: Banking and Financial Services, Energy, Manufacturing and Resources and Capital Markets and Insurance. Europe consists of the United Kingdom and Ireland, Switzerland, Germany and Western Europe. APMEA consists of Australia and New Zealand, Southeast Asia, Japan, India, the Middle East, and Africa.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

Our IT Services segment provides a range of AI-powered IT and IT-enabled services including Al advisory, industry & functional consulting, Al native development, customer centric design. modernisation, custom application development, infrastructure services, cybersecurity services, data and analytics services, business process services, research and development, and hardware and software design. Through Al-powered, consulting-led solutions, we help our clients transform their businesses to drive better efficiencies and generate new growth opportunities.

IT Products: The Company is a value-added reseller of security, packaged and SaaS Software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

The Chief Executive Officer (“CEO”) and Managing Director of the Company has been identified as the Chief Operating Decision Maker as defined by Ind AS 108, “Operating Segments”. The CEO of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

7

Information on reportable segments for the three months ended June 30, 2026, March 31, 2026, and June 30, 2025, year ended March 31, 2026 are as follows:

	Three months ended			Year ended
	June 30, 2026	March 31, 2026	June 30, 2025	March 31, 2026
Particulars	Audited	Audited	Audited	Audited
Segment revenue
IT Services
Americas 1	86,087	85,414	79,039	328,118
Americas 2	62,119	61,718	61,128	246,530
Europe	66,569	65,412	56,817	244,165
APMEA	29,754	27,623	23,816	102,340

Total of IT Services	244,529	240,167	220,800	921,153
IT Products	1,036	2,521	728	6,940

Total segment revenue	245,565	242,688	221,528	928,093

Segment result
IT Services
Americas 1	16,691	18,089	16,316	69,852
Americas 2	9,874	10,150	12,063	46,182
Europe	9,047	10,092	6,026	31,083
APMEA	4,362	5,085	2,979	14,955
Unallocated	(787)	(1,899)	750	(3,426)

Total of IT Services	39,187	41,517	38,134	158,646
IT Products	16	211	20	559
Reconciling Items	3	235	(2,430)	(7,954)

Total segment result	39,206	41,963	35,724	151,251

Finance costs	(4,728)	(3,701)	(3,608)	(14,577)
Finance and other income	8,872	8,387	10,417	36,491
Share of net profit/ (loss) of associate and joint venture accounted for using equity method	(5)	27	50	257

Profit before tax	43,345	46,676	42,583	173,422

Notes:

a)	“Reconciling items” includes elimination of inter-segment transactions and other corporate activities.
b)	Revenue from sale of the Company owned intellectual properties is reported as part of IT Services revenues.
c)

For the purpose of segment reporting, the Company has included the net impact of foreign exchange gains/(losses), net in revenues amounting to ₹ 779, ₹ 325 and ₹ 182 for the three months ended June 30, 2026, March 31, 2026, and June 30, 2025, respectively and ₹ 1,853 for the year ended March 31, 2026, which is reported as a part of Other income in the consolidated financial results.

d)

Restructuring cost of ₹ Nil, ₹ Nil and ₹ 2,469 for the three months ended June 30, 2026, March 31, 2026 and June 30, 2025, respectively, and ₹ 5,139 for the year ended March 31, 2026, respectively, is included under Reconciling Items.

e)

Impact of past service cost on gratuity and remeasurement of leave encashment due to implementation of new labour code amounting to ₹ (272) for the three months ended March 31, 2026, ₹ 2,756 for the year ended March 31, 2026, is included under Reconciling items.

f)	“Unallocated” within IT Services segment results is after recognition of the below:

	Three months ended			Year ended
Particulars	June 30, 2026	March 31, 2026	June 30, 2025	March 31, 2026
Amortisation and impairment expenses on intangible assets	2,407	1,840	1,625	7,787
Change in fair value of contingent consideration	—	^	48	49

^	Value is than ₹ 0.5
g)

Segment results of IT Services segment are after recognition of share-based compensation expense ₹ 601, ₹ 1,400 and ₹ 436 for the three months ended June 30, 2026, March 31, 2026, and June 30, 2025, respectively and ₹ 4,465 for the year ended March 31, 2026, respectively.

h)

Segment results of IT Services segment are after recognition of gain/(loss) on sale of property, plant and equipment of ₹ 139, ₹ (170) and ₹ 66 for the three months ended June 30, 2026, March 31, 2026, and June 30, 2025, respectively and ₹ 393 for the year ended March 31, 2026, respectively.

8

8.

Decline in revenue and earnings estimates led to revision of recoverable value of customer-relationship intangible assets and marketing related intangible assets recognised on business combinations. Consequently, the Company has recognised impairment charge for ₹ 851 for the year ended March 31, 2026, as part of depreciation, amortisation and impairment expense.

9.	Buyback of equity shares

On April 16, 2026, the Board of Directors approved a proposal to Buyback up to 600,000,000 fully paid-up equity shares of ₹ 2 each (representing up to 5.7% of the number of equity shares in the paid-up equity share capital as at March 31, 2026) from the shareholders of the Company on a proportionate basis by way of a tender offer at a price of ₹ 250 per equity share for an aggregate amount not exceeding ₹ 150,000 (“ Buyback”), in accordance with the provisions contained in the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018, as amended and the Companies Act, 2013 and rules made thereunder (“Buyback Regulations”). Subsequently, the shareholders of the Company approved the Buyback, by way of a special resolution, through a postal ballot.

In accordance with the provisions of the Buyback Regulations, the Letter of offer for the Buyback was filed with SEBI on June 9, 2026, and tender period for Buyback opened on June 11, 2026, and closed on June 17, 2026. The settlement of all valid bids was completed on June 24, 2026, and the equity shares bought back were extinguished on June 25, 2026.

During the three months ended June 30, 2026, the Company concluded the buyback of 600,000,000 equity shares (at a price of ₹ 250 per equity share) as approved by the Board of Directors on April 16, 2026, This ha resulted in a total cash outflow of ₹ 150.497 (including transaction costs related to buyback on ₹ 497). In line with the requirement of the Companies Act, 2013, an amount of ₹ 8,457 and ₹ 141,543 has been utilised from share premium and retained earnings respectively. Further, capital redemption reserve (included in other reserves) of ₹ 1,200 (representing the nominal value of the shares bought back) has been created as an apportionment from retained earnings. Consequent to such buyback, the paid-up equity share capital has reduced by ₹ 1,200.

10.	Events after the reporting period

The Board of Directors in their meeting held on July 16, 2026, declared an interim dividend of ₹ 2 / - (U.S. $ 0.02) per equity share and ADR (100% on an equity share of par value on 2 /-).

By order of the Board,	For, Wipro Limited

/s/ Rishad A. Premji

Place: Bengaluru	Rishad A. Premji
Date: July 16, 2026	Chairman

9

Chartered Accountants 13 to 22nd floor, Prestige Trade Tower, 46, Palace Road, Sampangiram Nagar, Bengaluru Urban Bengaluru-560001 Karnataka, India Tel: +91 806 188 6000 Fax: +91 806 188 6011

INDEPENDENT AUDITOR’S REPORT ON THE AUDIT OF CONSOLIDATED FINANCIAL RESULTS

TO THE BOARD OF DIRECTORS OF WIPRO LIMITED

Opinion

We have audited the accompanying Statement of Consolidated Financial Results of WIPRO LIMITED (“the Company”) and its subsidiaries (the Company and its subsidiaries together referred to as “the Group”) for the three months ended June 30, 2026 (“the Statement”/” Consolidated Financial Results”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement gives a true and fair view in conformity with the recognition and measurement principles laid down in the International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) of the consolidated net profit and consolidated total comprehensive income and other financial information of the Group for the three months ended June 30, 2026.

Basis for Opinion

We conducted our audit of the Consolidated Financial Results in accordance with the Standards on Auditing (“SAs”) issued by the Institute of Chartered Accountants of India (“ICAI”). Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Results section below. We are independent of the Group in accordance with the Code of Ethics issued by the ICAI together with the ethical requirements that are relevant to our audit of the Statement and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s and Board of Directors’ Responsibilities for the Consolidated Financial Results

This Statement, which is the responsibility of the Company’s Board of Directors and has been approved by them for the issuance. The Statement has been compiled from the related audited interim condensed consolidated financial statements. The Company’s Board of Directors are responsible for the preparation and presentation of the Consolidated Financial Results that give a true and fair view of the consolidated net profit/loss and consolidated other comprehensive income and other financial information of the Group in accordance with the recognition and measurement principles laid down in IAS 34 as issued by IASB.

The respective Board of Directors of the companies included in the Group are responsible for maintenance of adequate accounting records for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls,

Regd. Office: One International Center, Tower 3, 32nd Floor, Senapati Bapat Marg, Elphinstone Road (West), Mumbai-400 013, Maharashtra, India. Deloitte Haskins & Sells LLP is registered with Limited Liability having LLP identification No: AAB-8737 that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of this Consolidated Financial Results by the Directors of the Company, as aforesaid.

In preparing the Consolidated Financial Results, the respective Management and Board of Directors of the companies included in the Group are responsible for assessing the ability of respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate their respective entities or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the companies included in the Group are responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Results

Our objectives are to obtain reasonable assurance about whether the Consolidated Financial Results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Consolidated Financial Results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the Consolidated Financial Results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors and Management.

•

Conclude on the appropriateness of the Board of Director and Management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Consolidated Financial Results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the Consolidated Financial Results, including the disclosures, and whether the Consolidated Financial Results represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial results of the entities within the Group to express an opinion on the Consolidated Financial Results. We are responsible for the direction, supervision and performance of the audit of financial information of entities included in the Consolidated Financial Results.

Materiality is the magnitude of misstatements in the Consolidated Financial Results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Consolidated Financial Results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Consolidated Financial Results.

We communicate with those charged with governance of the Company regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal financial controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

/s/ Anand Subramanian

Anand Subramanian

Partner

(Membership No.110815)

UDIN:

Bengaluru, July 16, 2026

WIPRO LIMITED

CIN: L32102KA1945PLC020800 ; Registered Office : Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru - 560035, India

Website: www.wipro.com ; Email id – info@wipro.com ; Tel: +91-80-2844 0011 ; Fax: +91-80-2844 0054

AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2026

UNDER IFRS (IASB)

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended			Year ended
	Particulars	June 30, 2026	March 31, 2026	June 30, 2025	March 31, 2026
	Income
	a) Revenue from operations	244,786	242,363	221,346	926,240
	b) Foreign exchange gains/(losses), net	779	325	182	1,853

I	Total income	245,565	242,688	221,528	928,093

	Expenses
	a) Purchases of stock-in-trade	1,235	1,678	545	5,755
	b) Changes in inventories of stock-in-trade	(349)	237	121	171
	c) Employee benefits expense	147,531	143,408	134,275	555,855
	d) Depreciation, amortization and impairment expense	8,044	7,285	6,855	29,107
	c) Sub-contracting and technical fees	28,787	27,925	25,578	107,668
	f) Facility expenses	4,313	4,082	4,198	15,886
	g) Travel	4,181	3,702	3,788	13,882
	h) Communication	899	895	797	3,414
	i) Legal and professional fees	3,161	2,661	1,889	10,199
	j) Software license expense for internal use	6,303	5,805	4,961	21,720
	k) Marketing and brand building	1,153	923	883	3,480
	I) Lifetime expected credit loss/ (write-back)	(152)	(144)	502	2,838
	m) (Gain)/loss on sale of property, plant and equipment, net	(139)	170	(66)	(393)
	n) Other expenses	1,392	2,098	1,478	7,260

II	Total expenses	206,359	200,725	185,804	776,842

III	Finance expenses	4,728	3,701	3,608	14,577
IV	Finance and other income	8,872	8,387	10,417	36,491
V	Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	(5)	27	50	257

VI	Profit before tax [I-II-lII+IV+V]	43,345	46,676	42,583	173,422

VII	Tax expense	9,782	11,460	9,218	40,767

VIII	Profit for the period [VI -VII]	33,563	35,216	33,365	132,655

	Other comprehensive income (OCI)
	Items that will not be reclassified to profit or loss in subsequent periods
	Remeasurement of the defined benefit plans, net	392	363	(229)	132
	Net change in fair value of investment in equity instruments measured at fair value through OCI	660	(963)	(1)	(1,448)
	Items that will be reclassified to profit or loss in subsequent periods
	Foreign currency translation differences	(1,159)	21,655	6,583	46,643
	Net change in time value of option contracts designated as cash flow hedges, net of taxes	180	132	(274)	55
	Net change in intrinsic value of option contracts designated as cash flow hedges, net of taxes	912	(719)	170	(1,234)
	Net change in fair value of forward contracts designated as cash flow hedges, net of taxes	3,767	(3,682)	(1)	(6,015)
	Net change in fair value of investment in debt instruments measured at fair value through OCI, net of taxes	482	(1,622)	588	(2,094)

IX	Total other comprehensive income for the period, net of taxes	5,234	15,164	6,836	36,039

	Total comprehensive income for the period [VIII+IX]	38,797	50,380	40,201	168,694

X	Profit for the period attributable to:
	Equity holders of the Company	33,520	35,018	33,304	131,974
	Non-controlling interests	43	198	61	681

		33,563	35,216	33,365	132,655

	Total comprehensive income for the period attributable to:
	Equity holders of the Company	38,757	50,037	40,137	167,767
	Non-Controlling interests	40	343	64	927

		38,797	50,380	40,201	168,694

XI	Paid up equity share capital (Par value ₹ 2 per share)	19,807	20,977	20,965	20,977

XII	Reserves excluding revaluation reserves and Non-Controlling interests as per balance sheet				864,391

XIII	Earnings per share (EPS)
	(Equity shares of par value of ₹ 2/- each) (EPS for the three months ended periods are not annualized)
	Basic (in ₹)	3.20	3.34	3.18	12.60
	Diluted (in ₹)	3.20	3.33	3.17	12.56

1.

The audited consolidated financial results of the Company for the three months ended June 30, 2026, have been approved by the Board of Directors of the Company at its meeting held on July 16, 2026. The Company confirms that its statutory auditors. Deloitte Haskins & Sells LLP have issued an audit report with unmodified opinion on the consolidated financial results for the three months ended June 30, 2026.

2.

The above consolidated financial results have been prepared on the basis of the audited interim condensed consolidated financial statements for the three months ended June 30, 2026, which arc prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All amount included in the consolidated financial results (including notes) are reported in millions of Indian rupees (₹ in millions) except share and per share data, unless otherwise stated.

3.	(Gain)/loss on sale of property, plant and equipment for the year ended March 31, 2026, includes gain on transfer of building of ₹ (405).
4.

Employee benefits expense includes impact of past service cost on gratuity and remeasurement of leave encashment due to implementation of new labour code amounting to ₹ (272) for the three months ended March 31, 2026 and ₹ 2,756 for the year ended March 31, 2026.

5.	List of subsidiaries, associate and joint venture as at June 30, 2026 are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
Attune Consulting India Private Limited			India	100.00%
Capco Technologies Private Limited			India	100.00%
Wipro Chengdu Limited			China	8.96%
Wipro Holdings (UK) Limited	Wipro Technologies SRL		U.K. Romania	100.00% ^
Wipro IT Services Bangladesh Limited			Bangladesh	100.00%
Wipro IT Services UK Societas	Capco Consulting Middle East FZE		U.K. UAE	100.00% 100.00%
	Designit A/S	Designit Denmark A/S Designit Germany GmbH Designit Oslo A/S Designit Spain Digital, S. L.U Designit T .L.V Ltd .	Denmark Denmark Germany Norway Spain Israel	l00.00% 100.00% 100.00% 100.00% 100.00% 100.00%
	Wipro Bahrain Limited Co. W.L. L		Bahrain	100.00%
	Wipro Czech Republic IT Services s.r.o.		Czech Republic	100.00%
	Wipro CRM Services		Belgium	100.00%
		Wipro 4C Consulting France SAS	France	100.00%
		Wipro CRM Services B.V.	Netherlands	100.00%
		Wipro CRM Services ApS	Denmark	100.00%

		Wipro CRM Services UK Limited	U.K.	100.00%
	Grove Holdings 2 S.á.r.l		Luxembourg	100.00%
		Capco Solution Services GmbH	Germany	100.00%
		The Capital Markets Company	Italy	100.00%
		Italy Srl
		Capco Brasil Serviços E	Brazil	99.99%
		Consultoria Ltda
		The Capital Markets Company	Belgium	100.00%
		BV (l)
	PT. WT Indonesia		Indonesia	99.60%
	Rainbow Software LLC		Iraq	100.00%
	Wipro Arabia Co. Limited		Saudi Arabia	66.67%
		Women’s Business Park	Saudi Arabia	100.00%
		Technologies Limited
	Wipro Doha LLC		Qatar	100.00%
	Wipro Financial Outsourcing		U.K.	100.00%
	Services Limited
		Wipro UK Limited	U.K.	100.00%
	Wipro Gulf LLC		Sultanate of Oman	99.98%
	Wipro Information Technology		Netherlands	100.00%
	Netherlands BV.
		Wipro Gulf LLC	Sultanate of Oman	0.02%
		Wipro Technologies SA	Argentina	2.62%
		Wipro (Thailand) Co. Limited	Thailand	0.03%
		Wipro Technologies GmbH	Germany	14.87%
		Wipro do Brasil Sistemas De Informatica Ltda	Brazil	0.07%
		Wipro Do Brasil Technologia	Brazil	99.44%
		Ltda (1)
		Wipro Information Technology Kazakhstan LLP	Kazakhstan	100.00%
		Wipro Outsourcing Services (Ireland) Limited	Ireland	100.00%
		Wipro Portugal S.A. (1)	Portugal	100.00%
		Wipro Solutions Canada Limited	Canada	100.00%
		Wipro Technologies Limited	Russia	99.99%
		Wipro Technologies Peru SAC	Peru	99.98%
		Wipro Technologies W.T.	Costa Rica	100.00%
		Sociedad Anonima
		Wipro Technology Chile SPA	Chile	100.00%
		Applied Value Technologies B.V.	Netherlands	100.00%
	Wipro IT Service Ukraine, LLC		Ukraine	100.00%
	Wipro IT Services Poland SP Z.O.O		Poland	100.00%
	Wipro IT Services S.R.L.		Romania	100.00%
	Wipro Regional Headquarters		Saudi Arabia	100.00%
	Wipro Technologies Australia Pty Ltd		Australia	100.00%
		Wipro Ampion Holdings Pty Ltd (1)	Australia	100.00%
	Wipro Technologies SA		Argentina	97.38%
	Wipro Technologies SA DE CV		Mexico	91.08%
	Wipro Technologies South Africa (Proprietary) Limited		South Africa	69.42%
		Wipro Technologies Nigeria	Nigeria	99.84%
		Limited
	Wipro Technologies SRL		Romania	100.00%
	Wipro (Thailand) Co. Limited		Thailand	99.97%
	Wipro Shanghai Limited		China	84.63%
	Wipro Technologies Nigeria Limited		Nigeria	0.16%
	Wipro Technologies Limited		Russia	0.01%
	Wipro Technologies Peru SAC		Peru	0.02%
Wipro Japan KK			Japan	100.00%

Wipro Networks Pte Limited			Singapore	100.00%
	Applied Value Technologies Pte. Limited		Singapore	100.00%
	Wipro Chengdu Limited		China	91.04%
	PT. WT Indonesia		Indonesia	0.40%
	Wipro (Thailand) Co. Limited		Thailand	^
	Wipro (Dalian) Limited		China	100.00%
	Wipro Technologies SDN BHD		Malaysia	100.00%
	Wipro (Tianjin ) Limited		China	100.00%
	Mindsprint Pte Ltd. (4)		Singapore	100.00%
		Mindsprint Digital India Pvt. Ltd.	India	99.99%
		Mindsprint UK Limited	UK	100.00%
		Mindsprint Solutions Company (1)	Saudi Arabia	100.00%
		Mindsprint Malaysia SDN BHD	Malaysia	100.00%
	Mindsprint Digital India Pvt. Ltd. (4)		India	0.01%
Wipro Philippines, Inc.			Philippines	100.00%
Wipro Shanghai Limited			China	15.37%
Wipro Travel Services Limited			India	100.00%
Wipro, LLC			USA	100.00%
	Wipro Technologies SA DE CV		Mexico	8.92%
	Wipro Gallagher Solutions, LLC		USA	100.00%
	Wipro Insurance Solutions, LLC		USA	100.00%
	Wipro IT Services. LLC		USA	100.00%
		Aggne Global Inc. (2)	USA	80.00%
		Edgile, LLC	USA	100.00%
		HealthPlan Services, Inc. (1)	USA	100.00%
		lnfocrossing, LLC	USA	100.00%
		International TechneGroup Incorporated (1)	USA	100.00%
		Wipro NextGen Enterprise Inc. (1)	USA	100.00%
		Rizing Intermediate Holdings, Inc. (1)	USA	100.00%
		Wipro Appirio, Inc. (1)	USA	100.00%
		Wipro Designit Services, Inc. (1)	USA	100.00%
		Wipro Telecom Consulting LLC	USA	100.00%
		Wipro VLSI Design Services, LLC	USA	100.00%
		Applied Value Technologies, Inc.	USA	100.00%
		Wipro Business Services LLC	USA	100.00%
		The Capital Markets Company,	USA	100.00%
		LLC (l)
Aggne Global IT Services Private Limited (3)			India	80.00%
Wipro, Inc .			USA	100.00%
	Wipro Life Science Solutions, LLC		USA	100.00%
Wipro Connected Services, Inc.			USA	100.00%
	Wipro Connected Services		Mauritius	100.00%
	Mauritius Pvt Ltd
		Connected Services Corporation	India	98.40%
		Wipro India Private Limited
	Connected Services Corporation		India	1.60%
	Wipro India Private Limited
	Wipro Connected Services		USA	100.00%
	Engineering Corp.
	Wipro Connected Services UK Limited		UK	100.00%
		Harman Connected Services Morocco	Morocco	100.00%
	Wipro Connected Service US		USA	100.00%
	Midco LLC

		Wipro Connected Services AB (Formerly known as Harman Connected Services AB) (1)	Sweden	100.00%
The Wipro SA Broad Based Ownership Scheme Trust
	Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD			100.00%
		Wipro Technologies South Africa (Proprietary) Limited	South Africa	30.58%

^Value	is less than 0.01%

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD’ incorporated in South Africa and Wipro Foundation in India.

(4)	The Company, through its subsidiary, has acquired 100% shareholding in Mindsprint Pte. Ltd. and its subsidiaries, effective May 15, 2026.
(3)	The Company has acquired an additional 20% stake in Aggne Global IT Services Private Limited, with effect from June 18, 2026.
(2)	The step-down subsidiary of the Company, Wipro IT Services, LLC has acquired an additional 20% stake in Aggne Global Inc., with effect from June 1, 2026.
(1)

Step Subsidiary details of The Capital Markets Company LLC, HealthPlan Services, Inc., International TechneGroup Incorporated, Wipro NextGen Enterprise Inc., Rizing Intermediate Holdings, Inc., The Capital Markets Company BV, Wipro Ampion Holdings Pty Ltd. Wipro Appirio, Inc., Wipro Designit Services, Inc., Wipro do Brasil Technologia Ltda, Wipro Portugal S.A., Wipro Connected Services AB and Mindsprint Solutions Company are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
The Capital Markets Company, LLC			USA
	Capco Consulting Services LLC		USA	100.00%
HealthPlan Services, Inc.			USA
	HealthPlan Services Insurance		USA	100.00%
	Agency, LLC
International TechneGroup Incorporated			USA
	International TechneGroup Ltd.		U.K.	100.00%
	ITI Proficiency Ltd		Israel	100.00%
	MechWorks S.R.L.		Italy	100.00%
Wipro NextGen Enterprise Inc.			USA
	LeanSwift AB		Sweden	100.00%
Rizing Intermediate Holdings, Inc.			USA
	Rizing Lanka (Private) Ltd		Sri Lanka	100.00%
		Attune Netherlands B.V. (5)	Netherlands	100.00%
	Rizing Solutions Canada Inc.		Canada	100.00%
	Rizing LLC		USA	100.00%
		Razing B.V.	Netherlands	100.00%
		Rizing Consulting Ireland Limited	Ireland	100.00%
		Rizing Consulting Pty Ltd.	Australia	100.00%
		Rizing Geospatial LLC	USA	100.00%
		Rizing GmbH	Germany	100.00%
		Rizing Limited	U.K.	100.00%
		Rizing Pte Ltd. (5)	Singapore	100.00%
The Capital Markets Company BV			Belgium
	CapAfric Consulting (Pty) Ltd		South Africa	100.00%
	Capco Belgium BV		Belgium	100.00%
		The Capital Markets Company s.r.o	Slovakia	15.00%
		Capco Consultancy (Thailand) Ltd	Thailand	0.04%

	Capco Consultancy (Malaysia) Sdn. Bhd		Malaysia	100.00%
	Capco Consultancy (Thailand) Ltd		Thailand	99.92%
	Capco Consulting Singapore Pte. Ltd		Singapore	100.00%
	Capco Greece Single Member P.C		Greece	100.00%
	Capco Poland sp. z.o.o		Poland	100.00%
	The Capital Markets Company (UK) Ltd		U.K.	100.00%
		Capco Consultancy (Thailand) Ltd	Thailand	0.04%
		The Capital Markets Company Limited	Hong Kong	0.01%
	The Capital Markets Company GmbH		Germany	100.00%
		Capco Austria GmbH	Austria	100.00%
	The Capital Markets Company Limited		Hong Kong	99.99%
	The Capital Markets Company		Canada	100.00%
	Limited
		Capco Brasil Servicos E Consultoria Ltda	Brazil	0.01%
	The Capital Markets Company S.á.r.l		Switzerland	100.00%
		Andrion AG	Switzerland	100 .00%
	The Capital Markets Company S.A.S		France	100.00%
	The Capital Markets Company s.r.o		Slovakia	85.00%
Wipro Ampion Holdings Pty Ltd			Australia
	Wipro Revolution IT Pty Ltd		Australia	100.00%
	Wipro Shelde Australia Pty Ltd		Australia	100.00%
Wipro Appirio, Inc.			USA
	Wipro Appirio (Ireland) Limited		Ireland	100.00%
		Wipro Appirio UK Limited	U.K.	100.00%
	Topcoder, LLC		USA	100.00%
Wipro Designit Services, lnc.			USA
	Wipro Designit Services Limited		Ireland	100.00%
Wipro do Brasil Techno logia Ltda			Brazil
	Wipro do Brasil Servicos Ltda		Brazil	100.00%
	Wipro Do Brasil Sistemas De Informatica Ltda		Brazil	96.84%
Wipro Portugal S.A.			Portugal
	Wipro do Brasil Technologia Lida		Brazil	0.56%
	Wipro Do Brasil Sistemas De		Brazil	3.09%
	lnformatica Ltda
	Wipro Technologies GmbH		Germany	85.13%
		Wipro Business Solutions GmbH(5)	Germany	100.00%
		Wipro IT Services Austria GmbH	Austria	100.00%
Wipro Connected Services AB			Sweden
(Formerly known as Harman
Connected Services AB)
	Wipro Connected Services		China	100.00%
	Solutions (Chengdu) Co. Ltd.
	(Formerly known as Harman
	Connected Services Solutions
	(Chengdu) Co. Ltd.)
Mindsprint Solutions Company			Saudi Arabia
	Mindsprint Inc.		USA	100.00%

(5)	Step Subsidiary details of Attune Netherlands B.V., Rizing Pte Ltd. and Wipro Business Solutions GmbH are as follows:

Subsidiaries	Subsidiaries	Subsidiaries		Country of Incorporation
Attune Netherlands B.V.	Rizing Germany GmbH Attune Italia S.R.L Attune UK Ltd.		Netherlands Germany Italy U.K.	100.00% 100.00% 100.00%
Rizing Pte Ltd.	Rizing New Zealand Ltd. Rizing Philippines Inc. Rizing SDN BHD Rizing Solutions Pty Ltd		Singapore New Zealand Philippines Malaysia Australia	100.00% 100.00% 100.00% 100.00%
Wipro Business Solutions GmbH	Wipro Technology Solutions S.R.L		Germany Romania	100.00%

As at June 30, 2026, Wipro, LLC held 43.7% interest in Drivestream Inc. and Wipro IT Services LLC held 27% interest in SDVerse LLC, accounted for using the equity method.

The list of controlled trusts are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Foundation	India

6.	Segment Information

The Company is organized into the following operating segments: IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT services offerings to customers organized by four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East and Africa (“APMEA”).

Americas 1 and Americas 2 are organized by industry sector, while Europe and APMEA are organized by countries.

Effective April 1, 2026, the customers across Latin America and Canada are aligned with the respective industry sectors in Americas 1 and Americas 2. Additionally, Hi-tech sector and airports as a sub-sector for Americas are now subsumed under existing sectors of Americas 1. Prior period comparables are readjusted to reflect this change.

Americas 1 includes the following industry sectors in the United States of America, Latin America and Canada: Communication, Media and Networks, Technology Software and Gaming, Technology New Age, Health and Consumer. Americas 2 includes the following industry sectors in the United States of America, Latin America, and Canada: Banking and Financial Services, Energy, Manufacturing and Resources and Capital Markets and Insurance. Europe consists of the United Kingdom and Ireland, Switzerland, Germany and Western Europe. APMEA consists of Australia and New Zealand, Southeast Asia, Japan, India, the Middle East, and Africa.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

Our IT Services segment provides a range of AI-powered IT and IT-enabled services including AI advisory, industry & functional consulting, AI native development, customer centric design, modernization, custom application development, infrastructure services, cybersecurity services, data and analytics services, business process services research and development, and hardware and software design. Through AI-powered, consulting-led solutions, we help our clients transform their businesses to drive better efficiencies and generate new growth opportunities.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

The Chief Executive Officer (“CEO”) and Managing Director of the Company has been identified as the Chief Operating Decision Maker as defined by IFRS 8, “Operating Segments”. The CEO of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segments for the three months ended June 30, 2026, March 31, 2026, June 30, 2025, and year ended March 31, 2026 are as follows:

Particulars	Three months ended			Year ended
	June 30, 2026	March 31, 2026	June 30, 2025	March 31,2026
	Audited	Audited	Audited	Audited
Segment revenue
IT Services
Americas 1	86,087	85,414	79,039	328,118
Americas 2	62,119	61,718	61,128	246,530
Europe	66,569	65,412	56,817	244,165
APMEA	29,754	27,623	23,816	102,340

Total of IT Services	244,529	240,167	220,800	921,153
IT Products	1,036	2,521	728	6,940

Total segment revenue	245,565	242,688	221,528	928,093

Segment result
IT Services
Americas 1	16,691	18,089	16,316	69,852
Americas 2	9,874	10,150	12,063	46,182
Europe	9,047	10,092	6,026	31,083
APMEA	4,362	5,085	2,979	14,955
Unallocated	(787)	(1,899)	750	(3,426)

Total of IT Services	39,187	41,517	38,134	158,646
IT Products	16	211	20	559
Reconciling Items	3	235	(2,430)	(7,954)

Total segment result	39,206	41,963	35,724	151,251

Finance expenses	(4,728)	(3,701)	(3,608)	(14,577)
Finance and other income	8,872	8,387	10,417	36,491
Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	(5)	27	50	257

Profit before tax	43,345	46,676	42,583	173,422

Notes:

a)	“Reconciling Items” includes elimination of inter-segment transactions and other corporate activities.
b)	Revenue from sale of the Company owned intellectual properties is reported as part of IT Services revenues.
c)

For the purpose of segment reporting, the Company has included the net impact of foreign exchange gains/(losses), net in revenues amounting to ₹ 779, ₹ 325, and ₹ 182 for the three months ended June 30, 2026, March 31, 2026 and June 30, 2025, respectively, ₹ 1,853 for the year ended March 31, 2026, which is reported under foreign exchange gains/(losses). net in the consolidated financial results.

d)

Restructuring cost of ₹ Nil, ₹ Nil and ₹ 2,469 for the three months ended June 30, 2026, March 31, 2026 and June 30, 2025, respectively, and ₹ 5,139 for the year ended March 31, 2026, is included under Reconciling Items.

e)

Impact of past service cost on gratuity and remeasurement of leave encashment due to implementation of new labour code amounting to ₹ (272) for the three months ended March 31, 2026 and ₹2,756 for the year ended March 31, 2026, is included under Reconciling items.

f)	“Unallocated” within IT Services segment results is after recognition of the below:

Particulars	Three months ended			Year ended
	June 30, 2026	March 31, 2026	June 30, 2025	March 31, 2026
Amortization and impairment expenses on intangible assets	2,407	1,840	1,625	7,787
Change in fair value of contingent consideration	—	^	48	49

^	Value is less than 0.5

g)

Segment results or IT Services segment are after recognition of share-based compensation expense; ₹ 601, ₹ 1,400 and ₹ 436 for the three months ended June 30, 2026, March 3l, 2026, and June 30, 2025, respectively and ₹ 4,465 for the year ended March 31, 2026.

h)

Segment results of IT Services segment are after recognition of (gain)/loss on sale of property, plant and equipment of ₹ (139), ₹ 170 and ₹ (66) for the three months ended June 30, 2026, March 31, 2026 and June 30, 2025, respectively, and ₹ (393) for the year ended March 31, 2026.

7.

Decline in the revenue and earnings estimates led to revision of recoverable value of customer-relationship intangible assets and marketing rela ted intangible assets recognized on business combinations, Consequently. the Company has recognized impairment charge of ₹ 851, for the year ended March 31, 2026. as part of depreciation, amortization and impairment expense.

8.	Buyback of equity shares

On April 16, 2026, the Board or Directors approved a proposal to Buyback up to 600,000,000 fully paid-up equity shares of ₹ 2 each (representing up to 5.7% of the number of equity shares in the paid-up equity share capital as at March 31, 2026) from the shareholders of the Company on a proportionate basis by way of a tender offer at a price of ₹ 250 per equity share for an aggregate amount not exceeding ₹ 150,000 (“Buyback”), in accordance with the provisions contained in the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018, as amended and the Companies Act, 2013 and rules made thereunder (“Buyback Regulations”). Subsequently, the shareholders of the Company approved the Buyback, by way of a special resolution. through a postal ballot.

In accordance with the provisions of the Buyback Regulations. the Letter of offer for the Buyback was filed with SEBI on June 9, 2026, and tender period for Buyback opened on June 11, 2026, and closed on June l7, 2026. The settlement of all valid bids was completed on June 24, 2026, and the equity shares bought back were extinguished on June 25, 2026

During the three months ended June 30, 2026, the Company concluded the buyback of 600,000,000 equity shares (at a price of ₹ 250 per equity share) as approved by the Board or Directors on April 16, 2026. This has resulted in a total cash outflow of ₹ 150,497 (including transaction costs related to buyback of ₹ 497). In line with the requirement of the Companies Act, 2013, an amount of ₹ 8,457 and ₹ 141,543 has been utilized from share premium and retained earnings respectively. Further, capital redemption reserve (included in other reserves) of ₹ 1,200 (representing the nominal value or the shares bought back) has been created as an apportionment from retained earnings. Consequent lo such buyback, the paid-up equity share capital has reduced by ₹ 1,200.

9.	Events after the reporting period

The Board of Directors in their meeting held on July 16, 2026, declared an interim dividend of ₹ 2/- (U.S.$ 0.02) per equity share and ADR ( 100% on an equity share of par value of ₹ 2 /-).

By order of the Board,	For. Wipro Limited

/s/ Rishad A. Premji
Place: Bengaluru	Rishad A. Premji
Date: July 16, 2026	Chairman

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